UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DISC GRAPHICS, INC.
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    254590102
                              --------------------
                                 (CUSIP Number)

                                  DONALD SINKIN
                              DG ACQUISITION CORP.
                            C/O MAIN STREET RESOURCES
                                 8 WRIGHT STREET
                           WESTPORT, CONNECTICUT 06880
                                 (203) 227-5320
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                SEPTEMBER 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  254590102                        SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     DG ACQUISITION CORP.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

     (a)  [X]
     (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              2,677,420
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          -0-
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              2,677,420
                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,677,420
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Disc Graphics, Inc., a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 10 Gilpin Avenue, Hauppague, New York 11788.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by DG Acquisition Corp., a Delaware corporation ("DG Acquisition" or the "Reporting Person"). The address of the principal executive offices of the Reporting Person is located at c/o Main Street Resources, 8 Wright Street, Westport, Connecticut 06880.

     DG Acquisition was formed at the direction of (i) Donald Sinkin, the Issuer's Chairman, Chief Executive Officer and President, Margaret Krumholz, the Issuer's Chief Financial Officer and Senior Vice President of Finance, John Rebecchi, the Issuer's Senior Vice President, West Coast and a director of the Issuer, and Stephen Frey, the Issuer's Secretary and Senior Vice President of Operations and a director of the Issuer (collectively, the "Management Group"),
(ii) Scott Korman, Tim Healy and Daniel Levinson, who is also a director of the Issuer (collectively, the "Contributing Stockholders"), and (iii) MSR Advisors, Inc. ("Main Street Resources"), a private equity group doing business under the name Main Street Resources, of which Daniel Levinson is President. For purposes of this Statement, the "Buy-Out Group" refers collectively to the Management Group, DG Acquisition, Main Street Resources and the Contributing Stockholders.

     DG Acquisition was formed solely for the purpose of engaging in a merger transaction with the Company whereby DG Acquisition will merge with and into the Company (the "Merger") and shall cease to exist as a separate corporate entity upon consummation of the proposed merger.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates to the contribution by the Management Group and the Contributing Stockholders of 2,677,420 shares of Company Common to DG Acquisition as further described below in Item 4. As consideration for such contribution of shares, the members of the Management Group and the Contributing Stockholders received an equal number of shares of common stock of DG Acquisition. In addition, Reporting Person has the right, subject to approval of the Merger by a majority of the stockholders of the Company, to acquire all of the remaining shares of Company Common Stock as provided in an Agreement and Plan of Merger (the "Merger Agreement"), dated September 6, 2002, by and between the Company and DG Acquisition. A copy of the Merger Agreement has been filed as
Exhibit 99.1 hereto.

     During the last five years, neither the Reporting Person nor any other member of the Buy-Out Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, neither the Reporting Person nor any other member of the Buy-Out Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 6, 2002, DG Acquisition entered into the Merger Agreement with the Company providing for the merger of DG Acquisition with and into the Company, with the Company as the surviving corporation in the Merger. As a result of the Merger, the Company will be a privately held corporation whose stockholders will be the stockholders of DG Acquisition immediately prior to the effective time of the Merger.

     At the effective time of the Merger, all issued and outstanding shares of Company Common Stock held by the unaffiliated stockholders of the Company (other than shares subject to properly exercised appraisal rights) will be converted into the right to receive $1.82 in cash, without interest.

     Each share of Company Common Stock owned by the Buy-Out Group and the Company will be cancelled at the effective time of the Merger. Each share of DG Acquisition common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and exchanged for one share of Company Common Stock.

     Except for outstanding stock options and warrants granted to certain members of the Management Group with an exercise price less than or equal to $1.82, which options or warrants, as the case may be, will be converted at the effective time of the Merger into options or warrants to acquire common stock of the surviving corporation, outstanding and unexercised options and warrants to purchase shares of Company Common Stock, whether or not then vested, will as of the effective date of the Merger, be cancelled, and each option holder will be entitled to receive a cash payment in an amount equal to the product of the (i) number of shares of Company Common Stock subject to such option or warrant, and
(ii) the excess, if any, of $1.82 over the exercise price per share subject or related to such option, for each cancelled option. Options and warrants with an exercise price equal to or greater than $1.82 per share will be cancelled at the effective time of the Merger without any payment or other consideration.

     As a result of the Merger, the Company will be a privately held corporation, and there will be no public market for Company Common Stock. After the Merger, shares of Company Common Stock will cease to be traded on the NASDAQ SmallCap Market, and price quotations of shares of Company Common Stock in the public market will no longer be available. In addition, registration of Company Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Accordingly, after the effective time of the Merger, the Company will no longer be required to file periodic reports with the Securities and Exchange Commission under the Exchange Act.

     At the effective time of the Merger, Donald Sinkin, Stephen Frey, Margaret Krumholz, John Rebecchi, Daniel Levinson, Timothy Healy and Scott Korman, who are each members of the Buy-Out Group and stockholders of DG Acquisition will become directors of the surviving corporation.

     The Buy-Out Group's source of funds to pay substantially all of the merger consideration is intended to be provided by Main Street Resources and certain of its co-investors, one of whom is Donald Sinkin, the Chairman, Chief Executive Officer and President of the Company, who have committed, subject to the terms and conditions set forth in the Merger Agreement, to provide up to $5,243,053. The remaining funds necessary to complete the Merger ($709,756) are intended to be paid by the Company from available cash.

     Main Street Resources, through its investment subsidiary, MSR I SBIC, L.P. ("MSR I"), and MSR I's co-investors, will receive, as consideration for its commitment to fund a portion of the merger consideration, shares of DG Acquisition common stock. Such shares will be distributed pro rata at $1.82 per share of DG Acquisition common stock. As discussed above, such shares of DG Acquisition common stock then will be converted, upon consummation of the Merger, into shares of Company Common Stock as the surviving entity in the Merger.

     Immediately after the Merger is consummated, the Management Group and the Contributing Stockholders collectively will hold 51.5% of the outstanding shares of Disc common stock as the surviving entity and MSR I and the other co-investors, excluding Donald Sinkin (who is part of the Management Group), will hold the remaining 48.5%. The ownership of the common stock of the surviving corporation immediately following consummation of the Merger will be as follows:


         BUY-OUT GROUP MEMBER             NUMBER OF SHARES OF COMPANY COMMON      APPROXIMATE PERCENTAGE OWNERSHIP
                                                         STOCK

                 MSR I                                 2,362,637                               42.82%
             Donald Sinkin                             1,535,533                               27.83%
           Margaret Krumholz                              16,870                                0.31%
            Daniel Levinson                              200,584                                3.63%
             Stephen Frey                                507,387                                9.19%
             John Rebecchi                               480,322                                8.70%
             Scott Korman                                 29,000                                0.53%
               Tim Healy                                  72,559                                1.31%
            Other Investors                              313,350                                5.68%
                 Total                                 5,518,242                                 100%



     The commitment of MSR I and its co-investors is subject to the terms and conditions set forth in the Merger Agreement and is subject to the consummation of the transactions contemplated thereunder.

     There can be no assurance whether the Merger will be consummated or, if consummated, as to the timing thereof. The foregoing description only purports to be a summary of certain provisions of the Merger Agreement referenced herein and is qualified in its entirety by reference to the full text of the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     To the knowledge of the Reporting Person, except as discussed in Item 4 above, neither the Reporting Person nor any affiliate of the Reporting Person beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Agreement and Plan of Merger, dated as of September 6, 2002, by and between Disc Graphics, Inc. and DG Acquisition Corp.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 26, 2002

                                         DG ACQUISITION CORP.


                                         By:/s/ Donald Sinkin
                                            -------------------------------
                                         Name:   Donald Sinkin
                                         Title:  President